

December 11, 2014

<u>Via E-mail</u>
Mark A. Smith
Chief Executive Officer
Geospatial Corporation
229 Howes Run Road
Sarver, PA 16055

> **Re:** **Geospatial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 14, 2014**
> **File No. 333-194824**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please tell us if you are an emerging growth company, as defined in the Jumpstart Our Business Startups Act. Refer to Question 54 of the Jumpstart Our Business Startups Act Frequently Asked Questions, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm. If you are an emerging growth company, please disclose that fact in your filing.

<u>Prospectus Summary, page 1</u>

2.   Please remove the promotional marketing language used in this section and throughout your prospectus and limit your disclosure to factually supported statements. For example, we note the references to your "proven" solutions and "time-tested technical expertise" and the claim that your staff "offers the expertise, ability and technologies required to

design and executive innovative, challenging solutions that push the company to the forefront of the cloud-based infrastructure mapping industry."

Risk Factors, page 1

3.   We note your statement in the introductory paragraph of this section that the risks discussed in this section "are not the only risks we face." Please remove this statement as your risk factor section should address all current and known material risks.

4.   Item 503(c) of Regulation S-K requires that you "set forth each risk factor under a subcaption that adequately describes the risk." Several of your risk factor subcaptions state a fact about your business without adequately describing the attendant risks to investors. As examples, we note the following subcaptions:

- "We have a limited operating history;"
- "We may not be able to protect our proprietary technology from infringement;" and
- "We may not be able to respond adequately to technological advances in the pipeline services industry."

Please review each risk factor and revise as necessary to succinctly state in your subheading the risks that result from the facts or circumstances facing the company or this offering.

5.   Please include a risk factor highlighting that your common stock is not yet registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

"We may have difficulty meeting our future capital requirements," page 2

6.   Please disclose in this risk factor and in the Liquidity and Capital Resources section on page 9 the minimum period of time that you will be able to conduct planned operations using currently available capital resources. To the extent that a deficiency in capital resources is perceived, alter investors to the minimum additional capital necessary to fund planned operations for a 12-month period. Also, disclose the current rate at which you use funds in your operations.

"We have not filed all our required tax returns," page 5

7.   We note the statement in this risk factor that you may be liable for franchise taxes, penalties, and interest because you have been unable to prepare and file your federal and state tax returns for the 2009 tax year through the current tax year. Please revise to quantify, to the extent possible, the amount of taxes, penalties, and interest for which you may be liable.

Special Note Regarding Forward Looking Statements, page 8

8.   Penny stock issuers are not eligible to rely on the safe harbors in either Section 27A of
        the Securities Act or Section 21E of the Exchange Act. Accordingly, please either delete
        any references to the safe harbors provided by the Litigation Reform Act or make clear
        each time you refer to such safe harbors that they do not apply to you.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 9

9.   Please revise to provide an executive-level overview that provides context for the
        remainder of your MD&A discussion. Discuss the material opportunities, challenges,
        and risks on which management is most focused, as well as the actions that management
        is taking to address those matters. Describe the performance indicators (financial and
        non-financial) that management uses to assess your business that would be material to
        investors. Refer to SEC Release 33-8350.

Liquidity and Capital Resources, page 9

10.   We note the statement in this section that you developed new, cloud-based mapping
        software to be marketed under your existing name GeoUnderground that replaces your
        previous version of GeoUnderground. Please revise your disclosure to clarify if you are
        currently selling the new version of GeoUnderground. If not, disclose when you will
        begin selling that version. Also, revise your disclosure here and in the business section to
        provide details about Shale Navigator's business, your timetable for incorporating Shale
        Navigator into GeoUnderground and the expected impact of this acquisition on your
        future operating results.

Our Business

Sales and Marketing Efforts, page 13

11.   Please provide objective support for your claim that you have "established a strong
        reputation as a technological leader in data acquisition and mapping" or remove the
        statement.

Selling Stockholders, page 18

12.   For each of the legal entities listed in the selling shareholder table, please disclose the
        natural person or persons who exercise the voting and/or dispositive powers with respect
        to the securities to be offered for resale. Refer to Regulation S-K Compliance and
        Disclosure Interpretation No. 140.02.

13.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder registered as a broker-dealer who did not receive its securities as compensation for investment banking or similar services should be identified in the prospectus as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, confirm to us that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make these representations, identify the selling stockholders as underwriters.

Exhibit 23.1

14.   Please provide a currently dated consent from your independent auditors. Refer to Item 601(b)(23) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. For questions regarding all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
David J. Lowe, Esq.
Sherrard, German & Kelly, P.C.